UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                                 ATS CORPORATION
           -----------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                    00211E104
           -----------------------------------------------------------
                                 (CUSIP Number)


                                 Mark L. Claster
                              Carl Marks & Co. Inc.
                                900 Third Avenue
                                   33rd Floor
                            New York, New York 10022
                                 (212) 909-8400
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 24, 2008
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5

CUSIP NO.  00211E104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)

         Carl Marks & Co. Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

              1,253,440
--------------------------------------------------------------------------------
8    SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

              1,253,440
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,253,440
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.60%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the shares of common stock,
         0.0001 par value (the "Common Stock") of ATS Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 7925 Jones Branch Drive, McLean, Virginia 22102.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Carl Marks & Co. Inc., a New York corporation ("Reporting Person").

         (b) The business address of the Reporting Person is: 900 Third Avenue, 33rd Floor, New York, New York 10022.

         (c) The principal business of the Reporting Person is investing. The executive officers of the Reporting Person are: Mark L. Claster - President; Robert A. Davidoff - Vice President; and Robert A. Speer, Chief Financial Officer and Secretary. The directors of the Reporting Person are: Nancy A. Marks; Andrew M. Boas; Mark L. Claster; Ernest Rubenstein; Robert A. Speer; Carleton A. Holstrom; Martin D. Payson and Joseph S. Steinberg.

         (d), (e) Neither the Reporting Person nor any of its executive officers or directors has during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      The Reporting Person is a New York corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds used for the acquisition of the shares of Common Stock came from the working capital of the Reporting Person. No borrowed funds were used to purchase the shares of Common Stock by the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         The Common Stock owned by the Reporting Person was acquired for, and is being held for, investment purposes only. The acquisition of the shares was made in the ordinary course of the Reporting Person's business.

         The Reporting Person plans to transfer a portion of the shares to its affiliates in the near future. Such affiliates will pay the same price per share as paid for by the Reporting Person. The Reporting Person and such affiliates will enter into a voting and sales agreement pursuant to which each affiliate will not sell shares without the Reporting Person's consent and will vote Shares pursuant to the Reporting Person's proxy and instructions. The Reporting Person will file an amendment to this Schedule 13D upon the consummation of such sale and transfer of Shares to, and entering into such agreement with, its affiliates.

         The Reporting Person has acquired the shares of Common Stock for investment. Except as set forth below, the Reporting Person has no plans or proposals as of the date of this filing that would relate to or would result in any action enumerated in Item 4(a) through (j) of
         Schedule 13D.

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                                                                     Page 4 of 5

         The Reporting Person currently holds its shares for investment purposes. However, the Reporting Person intends to closely monitor the Issuer's performance and may modify its plans in the future. The Reporting Person reserves the right to contact members of the Issuer's board of directors or management from time to time to discuss shareholder concerns. The Reporting Person also reserves the right to communicate with other shareholders, industry participants and other interested parties concerning the Issuer and its shares.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) As of the date hereof, the Reporting Person owns 1,253,440 shares of Common Stock, representing 5.6% of the Common Stock outstanding based upon the Issuer's Form 10-Q for the quarterly period ended June 30, 2008 on file with the Securities and Exchange Commission.

         The Reporting Person has the sole power to vote and dispose of the Shares.

         (c) The Reporting Person purchased the 1,253,440 shares on the open market on October 24, 2008 and paid $.95 per share or a total of $1,190,768 (without taking into account sales commissions).

         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

         (e)      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Except for the matters described herein, including Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any affiliate of the Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         None.

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                                                                     Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2008                CARL MARKS & CO. INC.

                                       By: /s/ Mark L. Claster
                                           -------------------------------------
                                           Mark L. Claster
                                           President